CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                               November 17, 2015


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


      Re:      First Trust Exchange-Traded Fund II (the "Trust")
                     File Nos. 811-21944 and 333-143964
               -------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund II (the "Trust") with the Securities and Exchange Commission (the "Commission") on July 24, 2015 (the "Registration Statement"). The Registration Statement relates to the First Trust Indxx Global Natural Resources Income ETF (f/k/a First Trust ISE Global Copper Index Fund) ("FTRI") and First Trust Indxx Global Agriculture ETF (f/k/a First Trust ISE Global Platinum Index Fund) ("FTAG") (each a "Fund" and collectively, the "Funds"), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 - FTRI - PRINCIPAL INVESTMENT STRATEGIES

      According to the Index Provider's website, approximately eight percent (8%) of the securities currently included on the Index are issued by companies in the utilities sector. Please explain how utilities companies are considered part of the upstream segment of the natural resources sector.

RESPONSE TO COMMENT 1

      The sectors identified on the Index Provider's website reference the Global Industry Classification Standard(R) ("GICS") sector of the companies whose securities comprise the Index. GICS is a four-tiered, hierarchical industry classification system, the four tiers of which are (in descending order): sector, industry groups, industries and sub-industries. The GICS assigns each company a single GICS classification at the sub-industry level based on its principal business activity, which is measured primarily by revenue. However, companies engage in a wide variety of activities, not all of which are captured by the GICS.



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Karen Rossotto
November [__], 2015
Page 2



      For purposes of constructing the Index, the Index Provider categorizes companies based on its own criteria rather than their GICS classifications. The Index Provider considers companies that fall under its self-defined categories of energy, materials, agriculture, water and timber to be natural resources company for purposes of Index construction. According to the Index Provider:

      o Energy companies include companies involved in oil and gas exploration and production, and integrated oil and gas companies with more than 50% of their assets in upstream businesses;

      o Agricultural companies include those companies involved in agricultural production, farming and fishing and agrochemical production;

      o Water companies are those companies that process and distribute water to end-consumers;

      o Timber companies are those companies that have paper and forestry businesses; and

      o Materials companies are those companies that operate in upstream businesses related to iron ore, coal, steel, precious metals and base metals.

      By way of example, one of the component securities of the Index (as of October 12, 2015) was issued by a company that supplies drinking water, provides waste management services, manages and maintains heating and air conditioning systems and operates rail and road passenger transportation systems. Companies that process and distribute water to end-consumers are considered water companies by the Index Provider. However, the company's GICS classification places it in the utilities sector.

COMMENT 2 - FTRI - PRINCIPAL INVESTMENT STRATEGIES

      The Index description in the prospectus provides that every component security of the Index is categorized into the following broad categories: energy, materials, agriculture, water and timber. The sector breakdown of the Index as of June 30, 2015, which is included on the Index Provider's website, lists the energy, materials, utilities, consumer staples and industrials sectors. Please explain the difference or correct the description in the prospectus.

RESPONSE TO COMMENT 2

      As explained above in the response to comment 1, for purposes of constructing the Index, the Index Provider categorizes companies based on its own classifications rather than on GICS or any other standardized industry classification. The prospectus has been revised to explain that the Index



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Karen Rossotto
November [__], 2015
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Provider's classifications may be different than standard industry classifications and may reflect only a portion of the company's business activities.

COMMENT 3 - FTRI - PRINCIPAL INVESTMENT STRATEGIES

      Please explain how securities issued by companies engaged in the beverages and agricultural chemicals businesses fit within the description of the Index.

RESPONSE TO COMMENT 3

      The beverage reference relates to natural ingredients used in certain beverages (e.g., sugar), and an example of agricultural chemicals is pesticides. Companies engaged in the beverages and agricultural chemicals businesses would be "agricultural companies" for purposes of the Index description because the Index Provider characterizes agricultural companies as those involved in agricultural production, farming and fishing, and agrochemical production.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      Please update each Fund's prospectus to address the inclusion of securities issued by companies located in non-U.S. and emerging markets in each Fund's Index, including how each Fund satisfies Investment Company Act Rule 35d-1 with respect to the inclusion of "Global" in each Fund's name.

RESPONSE TO COMMENT 4

      The prospectus of each Fund has been revised in accordance with this comment to provide that each Fund may invest in emerging markets and will, under normal market conditions, invest at least 40% of its net assets (including investment borrowings) in securities of non-U.S. issuers and will invest in the securities of issuers located in at least three countries.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide an explanation of why each Fund may decide not to invest in securities included in its Index.

RESPONSE TO COMMENT 5

      The prospectus for each Fund has been revised in accordance with this comment. In addition, we note that each Fund has an investment objective that requires it, under normal market conditions, to invest at least 90% of its net assets (including investment borrowings) in securities that comprise the Index.



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Karen Rossotto
November [__], 2015
Page 4



COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please provide the 5-year returns for the Fund and the relevant indices in the Average Annual Total Returns Chart, if available, and add a footnote describing the change in the benchmark indices as required by Item 4, Instruction 2(c) of Form N-1A.

RESPONSE TO COMMENT 6

      The prospectus for each Fund has been revised in accordance with this comment.

COMMENT 7 - FTAG - PRINCIPAL INVESTMENT STRATEGIES

      Please include the number of component securities in the Index.

RESPONSE TO COMMENT 7

      The disclosure has been revised in accordance with this comment.

COMMENT 8 - FTAG - PRINCIPAL INVESTMENT STRATEGIES

      Approximately ten percent (10%) of the securities currently included on the Index are issued by companies in the health care sector. Please explain how health care companies are engaged in improving agricultural yields.

RESPONSE TO COMMENT 8

      As explained above in the response to comment 1, for purposes of constructing the Index, the Index Provider categorizes companies based on its own classifications rather than on standard industry classifications (such as GICS). By way of example, as of October 12, 2015, the Index included securities issued by a company that is considered to be in the health care sector based on its GICS, but that also produces and markets agricultural products, which qualifies it for inclusion on the Index.

COMMENT 9 - FTAG - PRINCIPAL RISKS

      Please explain more specifically how the "Materials Companies Risk" applies in the context of the agricultural companies included in the Index.

RESPONSE TO COMMENT 9

      "Materials companies" include, for example, companies involved in manufacturing paper as well as fertilizers and agricultural chemicals.



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Karen Rossotto
November [__], 2015
Page 5



COMMENT 10 - ADDITIONAL RISKS OF INVESTING IN THE FUNDS

      Please explain why Brazil is specifically referenced in the "Cash Transactions Risks" and indicate in the Principal Investment Strategies of each relevant Fund if such Fund intends to include investment in securities issued by Brazilian companies as part of its principal investment strategy.

RESPONSE TO COMMENT 10

      The prospectus has been revised to remove the specific reference to Brazil.

COMMENT 11 - MANAGEMENT OF THE FUND

      Please note that each member of the investment committee is jointly and primarily responsible for the portfolio management decisions of the Funds.

RESPONSE TO COMMENT 11

      The disclosure has been revised in accordance with this comment.

COMMENT 12 - INDEX INFORMATION

      Please explain why certain countries are excluded from the FTRI Index, particularly because the countries listed may have significant or developed oil industries.

RESPONSE TO COMMENT 12

      The Index Provider excluded these countries from the Index because of the relative difficulty of trading shares issued by companies located in those countries. The summary prospectus for the Fund notes that the Index may include securities of companies domiciled in any country, subject to exclusions that are based on certain factors, including liquidity.

COMMENT 13 - TOTAL RETURN INFORMATION

      Please update these tables with information relating to the new Indices and ensure the figures match the total return tables in the summary prospectus for each Fund.

RESPONSE TO COMMENT 13

      The disclosure has been revised in accordance with this comment.



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Karen Rossotto
November [__], 2015
Page 6



                                  *    *    *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                              Sincerely yours,

                                              CHAPMAN AND CUTLER LLP


                                              By: /s/ Morrison C. Warren
                                                  ---------------------------
                                                      Morrison C. Warren